IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD FORM 40-F FILED ON EDGAR; AIF FILED ON SEDAR

Toronto, Ontario, February 24, 2022 – IAMGOLD Corporation (NYSE:IAG) (TSX:IMG) ("IAMGOLD" or the "Company") announces that it has filed with the U.S. Securities and Exchange Commission its Form 40-F report consisting of its 2021 annual audited financial statements, management discussion and analysis and the annual information form ("AIF"). These filings are available through EDGAR at www.sec.gov.

The Company's AIF and the 2021 annual audited financial statements and management discussion and analysis have also been filed with the appropriate Canadian regulatory bodies. These filings are available through the Canadian securities regulatory bodies at www.sedar.com.

Canadian and U.S. regulatory filings are also available on the Company's website at www.iamgold.com. Hard copies of the annual audited financial statements and accompanying notes are available, free of charge, to shareholders upon written request.

About IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in three regions globally: North America, South America and West Africa. Within these regions the Company is developing high potential mining districts that encompass operating mines and construction, development and exploration projects. The Company's operating mines include Essakane in Burkina Faso, Rosebel (including Saramacca) in Suriname and Westwood in Canada. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD (www.iamgold.com) is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index[1].

1 Jantzi Social Index ("JSI"). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883

Philip Rabenok, Manager, Investor Relations
Tel: 416 933 5783 | Mobile: 647 967 9942

Toll-free: 1 888 464 9999
info@iamgold.com

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.